82-4504

ROCK RESOURCES INC.

(the "Company")

NEWS RELEASE

02028834

April 19, 2002

SUPPL

<u>**Private Placement:**</u> Management is pleased to report that the Company has negotiated a private placement financing comprised of up to 375,000 Units at $2.00/unit, for gross proceeds of up to Cdn$750,000. Each unit is comprised of two common shares and two common share purchase warrants (one warrant referred to as an "A" Warrant and one warrant referred to as a "B" Warrant. Each A warrant will entitle the Purchaser to acquire one common share at a price of $1.20 until June 30, 2003. Each B warrant will entitle the Purchaser to acquire one common share at a price of $1.50 until November 30, 2003. All warrants will be non-transferable. The proceeds of this financing will be used for general working capital, current obligations and development of mineral properties. This private placement is subject to regulatory approval. All shares issued further to this private placement will have a four month hold from date of issue. A finder's fee may be payable in connection with this private placement.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

On behalf of the Board of Directors:

"Thomas J. Kennedy"	***"Graeme Rowland"***
Thomas J. Kennedy	Graeme Rowland
President	Chairman of the Board

CDNX RCK

Suite #910 - 510 Burrard Street, Vancouver, BC V6C 3A8

Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources..com - Web Site: www.rockresources.com

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